Exhibit 99.1

LightInTheBox Reports Second Quarter 2016 Financial Results

Conference Call to be Held at 8:00AM ET on September 19, 2016

Beijing, China, September 19, 2016 - LightInTheBox Holding Co., Ltd. (NYSE: LITB) (“LightInTheBox” or the “Company”), a global online retail company that delivers products directly to consumers around the world, today announced its unaudited financial results for the second quarter of 2016.

Second Quarter 2016 Highlights

•             GAAP net revenues were $65.6 million.

•             GAAP net loss was $1.9 million, compared with GAAP net loss of $5.6 million during the same quarter last year and GAAP net loss of $2.1 million last quarter.

•             GAAP gross margin was 37.2%, compared with 37.5% during the same period last year and 36.8% last quarter.

Mr. Alan Guo, Chairman and CEO of LightInTheBox, commented, “Over the past quarters we have worked to improve our supply chain with fewer but higher quality product suppliers, and faster and more efficient shipment performance.  The arrivals of Aokang and Zall as strategic investors and partners have greatly contributed to these improvements. As a result, we have seen a major improvement in customer satisfaction over the past quarter.  We believe that this will generate greater customer loyalty and lead to further improvements in our operations in the future.”

Second Quarter 2016 Financial Results

GAAP net revenues decreased 16.3% year-over-year to $65.6 million from $78.4 million in the same quarter of 2015. Total orders decreased 32.7% year-over-year to 1.4 million for the second quarter of 2016, while the total number of customers who made a purchase decreased 26.8% year-over-year to 1.2 million.

Revenues in the apparel category decreased 22.5% year-over-year to $27.1 million for the second quarter of 2016. As a percentage of total net revenues, apparel revenues were 41.2%, compared with 44.6% in the same quarter of 2015. Revenues from other general merchandise decreased by 11.3% year-over-year to $38.5 million for the second quarter of 2016.

Revenues from Europe decreased by 17.0% to $37.0 million, representing 56.4% of total net revenues for the second quarter of 2016. Revenues from North America decreased by 9.4% to $21.4 million, representing 32.6% of total net revenues for the second quarter of 2016, while revenues from other countries decreased by 29.1% to $7.2 million, representing 11.0% of total net revenues for the same quarter.

Gross profit for the second quarter of 2016 was $24.4 million, down from $29.5 million in the same period of 2015. Gross margin was 37.2% in the second quarter of 2016, compared with 37.5% in the same quarter of 2015.

Total operating expenses in the second quarter of 2016 were $26.5 million, compared with $35.4 million in the same quarter of 2015.

•             Fulfillment expenses in the second quarter of 2016 were $4.1 million, compared with $5.4 million in the same quarter of 2015. Fulfillment expenses per order were $2.99, an increase from $2.68 in the same quarter of 2015 and $2.65 from the first quarter of 2016.

•             Selling and marketing expenses in the second quarter of 2016 were $14.1 million, compared with $20.1 million in the same quarter of 2015. Selling and marketing expenses per order increased to $10.35 from $9.97 in the same quarter 2015 and $8.32 from the first quarter of 2016.

•             General and administrative (G&A) expenses in the second quarter of 2016 were $8.3 million, compared with $9.8 million in the same quarter of 2015. As a percentage of total net revenues, G&A expenses were 12.7%, compared with 12.5% in the same quarter of 2015 and 12.3% from the first quarter of 2016. G&A expenses in the second quarter of 2016 included $3.1 million in technology investments, compared with $3.9 million in the same quarter of 2015.

Loss from operations was $2.0 million in the second quarter of 2016, compared with a loss from operations of $5.9 million in the same quarter of 2015.

Net loss was $1.9 million in the second quarter of 2016, compared with a net loss of $5.6 million in the same quarter of 2015.

Net loss per American Depository Share (“ADS”) was $0.03 in the second quarter of 2016, compared with net loss per ADS of $0.12 in the same quarter of 2015. Each ADS represents two ordinary shares.

Non-GAAP net loss was $1.0 million in the second quarter of 2016, compared with non-GAAP net income of $7.1 million in the same quarter of 2015.

Non-GAAP net loss per ADS was $0.01 in the second quarter of 2016, compared with non-GAAP net income per ADS of $0.15 in the same quarter of 2015.

For the quarter ended June 30, 2016, the Company’s weighted average number of ADSs used in computing the loss per ADS was 68,680,447.

As of June 30, 2016, the Company had cash and cash equivalents and restricted cash of $97.3 million, compared with $104.3 million as of March 31, 2016.

Recent Developments

On June 8, 2016, LightInTheBox announced a $10 million share repurchase program. As of June 30, 2016, the Company had repurchased a total of $0.2 million of its ADSs.

On June 22, 2016, LightInTheBox announced the launch of its cross-border fulfillment services business for Chinese manufacturers and merchants. The new e-commerce fulfillment services will be integrated into LanTingZhiTong, the Company’s global open cross-border logistics platform, and enable Chinese manufacturers and merchants to store their products in the Company’s domestic warehouses and rely on LightInTheBox to manage their inventory and fulfil each order.

Business Outlook

For the third quarter of 2016, based on current information and seasonality, the Company expects net revenues to be between $61.0 million and $63.0 million. These forecasts reflect the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

Conference Call

The Company will hold a conference call at 8:00 a.m. Eastern Time on Monday, September 19, 2016 to discuss its financial results and operating performance for the second quarter of 2016. To participate in the call, please dial the following numbers:

US Toll Free: 1-866-519-4004

Hong Kong Toll Free: 800-906-601

China: 400-620-8038

International: +65-6713-5090

Passcode: 79189909

A telephone replay will be available two hours after the conclusion of the conference call through September 26, 2016. The dial-in details are:

US: +1-646-254-3697

Hong Kong: +852-3051-2780

International: +61-2-8199-0299

Passcode: 79189909

A live and archived webcast of the conference call will be available on the Investor Relations section of LightInTheBox’s website at http://ir.lightinthebox.com.

About LightInTheBox Holding Co., Ltd.

LightInTheBox is a global online retail company that delivers products directly to consumers around the world. The Company offers customers a convenient way to shop for a wide selection of products at attractive prices through its www.lightinthebox.com, www.miniinthebox.com and other websites and mobile applications, which are available in 27 major languages and cover more than 80% of global Internet users.

For more information, please visit www.lightinthebox.com.

Investor Relations Contact

Christensen

Ms. Xiaoyan Su

Tel: +86 (10) 5900 3429

Email: ir@lightinthebox.com

OR

Christensen

Ms. Linda Bergkamp

Phone: +1-480-614-3004
Email: lbergkamp@ChristensenIR.com

Use of Non-GAAP Financial Measures

LightInTheBox uses non-GAAP net income (loss) and non-GAAP net income (loss) per basic and diluted ADS, each of which is a non-GAAP financial measure. Non-GAAP net income (loss) is net income (loss) excluding the foreign exchange impact on net revenues, share-based compensation and one-time expense. Non-GAAP net income (loss) per basic and diluted ADS is non-GAAP net income (loss) divided by weighted average number of basic and diluted ADS, respectively. The Company continuously monitors the impact of currency exchange rates on net revenues given that it is a global company and has exposure to a variety of currencies. Starting in the fourth quarter of 2014, there was a significant impact on net revenues from changes in foreign currency exchange rates against the U.S. dollar. Due to the nature of its business, the Company believes that excluding the impact of such fluctuations more appropriately reflects the Company’s results of operations, and provides investors with a better understanding of the Company’s business performance. The Company believes that separate analysis and exclusion of foreign exchange impact on net revenues and the non-cash impact of share-based compensation adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses these non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of foreign exchange impact on net revenues, non-cash share-based compensation expenses and one-time expense, which have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net loss for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP. The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” at the end of this release.

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets” and similar statements. Among other things, statements that are not historical facts, including statements about LightInTheBox’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as LightInTheBox’s strategic and operational plans, are or contain forward-looking statements. LightInTheBox may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties.  Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: LightInTheBox’s goals and strategies; LightInTheBox’s future business development, results of operations and financial condition; the expected growth of the global online retail market; LightInTheBox’s ability to attract customers and further enhance customer experience and product offerings; LightInTheBox’s ability to strengthen its supply chain efficiency and optimize its logistics network; LightInTheBox’s expectations regarding demand for and market acceptance of its products; competition; fluctuations in general economic and business conditions and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in LightInTheBox’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and LightInTheBox does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

LightInTheBox Holding Co., Ltd.

Unaudited Condensed Consolidated Balance Sheets

(U.S. dollar in thousands)

	As of December 31,	As of June 30,
	2015	2016
ASSETS
Current Assets
Cash and cash equivalents	30,901	96,129
Restricted cash	1,606	1,203
Accounts receivable	920	2,199
Inventories, net	11,261	7,349
Prepaid expenses and other current assets	5,053	4,287
Total current assets	49,741	111,167
Property and equipment, net	2,209	1,390
Acquired intangible assets, net	232	224
Goodwill	690	690
Long-term rental deposit	658	653
Long-term investment	1,963	1,915
TOTAL ASSETS	55,493	116,039

LIABILITIES
Current Liabilities
Accounts payable	29,351	14,638
Advance from customers	8,282	10,213
Accrued expenses and other current liabilities	19,983	20,773
Total current liabilities	57,616	45,624
TOTAL LIABILITIES	57,616	45,624

(DEFICIT) EQUITY
Ordinary shares	7	10
Treasury shares, at cost	(19,996)	(20,149)
Additional paid-in capital	159,190	236,029
Accumulated deficit	(141,015)	(145,053)
Accumulated other comprehensive loss	(309)	(422)
TOTAL (DEFICIT) EQUITY	(2,123)	70,415
TOTAL LIABILITIES AND EQUITY	55,493	116,039

LightInTheBox Holding Co., Ltd.

Unaudited Condensed Consolidated Statements of Operations

(U.S. dollar in thousands, except share data and per share data)

	Three-month Period Ended		Six-month Period Ended
	June 30,	June 30,	June 30,	June 30,
	2015	2016	2015	2016
Net revenues	78,446	65,647	166,058	132,945
Cost of goods sold	(48,992)	(41,204)	(106,845)	(83,731)
Gross profit	29,454	24,443	59,213	49,214
Operating expenses
Fulfillment	(5,407)	(4,062)	(12,292)	(8,595)
Selling and marketing	(20,144)	(14,081)	(51,695)	(28,286)
General and administrative	(9,827)	(8,343)	(22,580)	(16,599)
Total operating expenses	(35,378)	(26,486)	(86,567)	(53,480)
Loss from operations	(5,924)	(2,043)	(27,354)	(4,266)
Exchange gain (loss) on offshore bank accounts	66	(3)	(436)	65
Interest income	250	187	578	203
Loss before income taxes	(5,608)	(1,859)	(27,212)	(3,998)
Income taxes expenses	(20)	(28)	(20)	(42)
Loss (gain) from equity method investments	—	(10)	—	2
Net loss	(5,628)	(1,897)	(27,232)	(4,038)

Weighted average numbers of shares used in calculating loss per ordinary share
—Basic	95,077,456	137,360,894	95,531,036	116,383,085
—Diluted	95,077,456	137,360,894	95,531,036	116,383,085

Net loss per ordinary share
—Basic	(0.06)	(0.01)	(0.29)	(0.03)
—Diluted	(0.06)	(0.01)	(0.29)	(0.03)

Net loss per ADS (2 ordinary shares equal to 1 ADS)
—Basic	(0.12)	(0.03)	(0.57)	(0.07)
—Diluted	(0.12)	(0.03)	(0.57)	(0.07)

LightInTheBox Holding Co., Ltd.

Unaudited Reconciliations of GAAP and Non-GAAP Results

(U.S. dollar in thousands, except share data and per share data)

	Three-month Period Ended		Six-month Period Ended
	June 30,	June 30,	June 30,	June 30,
	2015	2016	2015	2016
Net revenues	78,446	65,647	166,058	132,945
Foreign exchange impact on net revenues*	12,367	174	24,051	2,698
Non-GAAP net revenues	90,813	65,821	190,109	135,643

Gross profit	29,454	24,443	59,213	49,214
Foreign exchange impact on net revenues*	12,367	174	24,051	2,698
Non-GAAP gross profit	41,821	24,617	83,264	51,912

Loss from operations	(5,924)	(2,043)	(27,354)	(4,266)
Foreign exchange impact on net revenues*	12,367	174	24,051	2,698
Share-based compensation expenses	380	748	656	1,282
One-time severance cost	—	—	935	—
Non-GAAP income (loss) from operations	6,823	(1,121)	(1,712)	(286)

Net loss	(5,628)	(1,897)	(27,232)	(4,038)
Foreign exchange impact on net revenues*	12,367	174	24,051	2,698
Share-based compensation expenses	380	748	656	1,282
One-time severance cost	—	—	935	—
Non-GAAP net income (loss)	7,119	(975)	(1,590)	(58)

Non-GAAP weighted average numbers of shares used in calculating net income (loss) per ordinary share
—Basic	95,077,456	137,360,894	95,531,036	116,383,085
—Diluted	96,743,983	137,360,894	95,531,036	116,383,085

Non-GAAP net income (loss) per ordinary share
—Basic	0.07	(0.01)	(0.02)	(0.00)
—Diluted	0.07	(0.01)	(0.02)	(0.00)

Non-GAAP net income (loss) per ADS (2 ordinary shares equal to 1 ADS)
—Basic	0.15	(0.01)	(0.03)	(0.00)
—Diluted	0.15	(0.01)	(0.03)	(0.00)

* The foreign exchange impact on net revenue includes all net revenues received in currencies other than USD in the calculation and the exchange rate in the calculation of the foreign exchange impact on the net revenue is using the comparable period exchange rate. For example, the foreign exchange impact on the net revenue of June 2016 will be calculated by the average of the daily exchange rates in June 2015 times the respective original foreign currency net revenues in June 2016.

LightInTheBox Holding Co., Ltd.

Unaudited Condensed Consolidated Statements of Cash Flows

(U.S. dollar in thousands)

	Three-month Period Ended		Six-month Period Ended
	June 30,	June 30,	June 30,	June 30,
	2015	2016	2015	2016
Net loss	(5,628)	(1,897)	(27,232)	(4,038)

Adjustments to reconcile net loss to net cash used in operating activities

Depreciation and amortization	578	361	1,102	862
Share-based compensation	380	748	656	1,282
Inventory write-down	383	760	750	2,247
Exchange (gain) loss on offshore bank accounts	(66)	3	436	(65)
Loss (gain) from equity method investments	—	10	—	(2)
Changes in operating assets and liabilities
Accounts receivable	190	(415)	51	(1,279)
Inventories	606	(106)	(1,260)	1,655
Prepaid expenses and other current assets	1,330	236	175	753
Accounts payable	2,057	(5,427)	7,950	(14,711)
Advance from customers	(989)	(855)	2,750	1,930
Accrued expense and other current liabilities	(5,887)	730	(2,282)	765
Long-term rental deposit	(111)	(3)	(111)	(3)
Net cash used in operating activities	(7,157)	(5,855)	(17,015)	(10,604)
Cash flows from investing activities
Purchase of property and equipment	(84)	(62)	(435)	(75)
Maturity of term deposit	5,807	—	28,950	—
Addition of term deposit	(9,015)	—	(37,708)	—
Withdrawal in restricted cash	380	170	706	402
Payment for long term investment	—	—	(2,097)	—
Net cash (used in) provided by investing activities	(2,912)	108	(10,584)	327
Cash flows from financing activities
Issuance of ordinary shares upon private placement	—	—	—	76,499
Payment of private placement offering expenses	—	(735)	—	(735)
Proceeds from exercise of share options	78	17	88	23
Repurchase of ordinary shares	(3,827)	(153)	(6,748)	(153)
Net cash (used in) provided by financing activities	(3,749)	(871)	(6,660)	75,634
Effect of exchange rate changes on cash and cash equivalents	30	(219)	(377)	(129)
Cash and cash equivalents at beginning of period	54,510	102,966	75,358	30,901
Cash and cash equivalents at end of period	40,722	96,129	40,722	96,129